UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2013

Commission File Number: 1-11130

(Translation of registrant’s name into English)

3, avenue Octave Gréard 75007 Paris – France

(Address of principal executive offices)

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

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Alcatel-Lucent posts strong close to 2012

Continued progress in Operational and Financial restructuring

Key numbers for the fourth quarter 2012

•    Revenues of Euro 4,096 million, up 13.8% quarter-over-quarter and lower by 1.3% year-over-year on a reported basis

•     Adjusted[2] gross profit of Euro 1,247 million or 30.4% of revenues

•     Adjusted[2] operating income[1] of Euro 117 million or 2.9% of revenues

•      Published net loss of Euro (1,372) million or Euro (0.60) per share

•      Asset impairment charge of Euro (1,408) million

•     Operating cash-flow[3] of Euro 702 million

•      Net (debt)/cash of Euro 126 million as of December 31, 2012

Key numbers for the year 2012

•    Revenues of Euro 14,446 million, lower by 5.7% year-over-year on a reported basis

•     Adjusted[2] gross profit of Euro 4,347 million or 30.1% of revenues

•     Adjusted[2] operating loss[1] of Euro (260) million or -1.8% of revenues

•     Published net loss of Euro (1,374) million or Euro (0.61) per share

•     Operating cash-flow[3] of Euro 693 million

•      Net (debt)/cash of Euro 126 million as of December 31, 2012

Paris, February 7, 2013 - Alcatel-Lucent (Euronext Paris and NYSE: ALU) today announced 2012 full year results in line with its guidance and costs savings close to Euro 650 million, which is ahead of plan, and, in the fourth quarter of 2012, a free cash-flow of Euro 355 million with an adjusted operating margin of 2.9%.

Ben Verwaayen, CEO Alcatel-Lucent, commented: “Our fourth quarter reflects the early progress of The Performance Program announced last July. We announced clear choices on where we would operate, how we would operate and where we would differentiate.”

“We have seen progress on all these choices, and close 2012 ahead on our cost reduction plans. We have addressed half of the previously margin-diluting Managed Services contracts, and show continued and strong growth in IP and Next Generation Wireless. We can see a clear statement of customer confidence through growth in both our order book and backlog.”

“In addition, we completed a Euro 2 billion financing which enables us to extend our near-term maturities, stabilizes our balance sheet and provides us with the flexibility to finalize The Performance Program.”

“Using assumptions consistent with those disclosed in the documentation of our secured loan, we performed our annual impairment test and booked a non cash charge of Euro 1.4 billion related to the depreciation of goodwill and fixed assets, and the corresponding impact on deferred tax.”

Mr Verwaayen added: “Through 2013 we will remain focused on completing The Performance Program. We will deploy our resources to customer relationships where we are a true partner and in product areas where we can drive an economic return for our shareholders.”

MAIN POINTS

Fourth quarter revenue increased 13.8% sequentially and decreased -1.3% year-over-year to Euro 4,096 million. At constant currency exchange rates and perimeter, revenues increased 16.2% sequentially and decreased 3.9% year-over-year. In the quarter, Networks witnessed a mid single-digit decline year-over-year, a substantially lower rate than in the first three quarters of the year. The IP business continued its growth trajectory, posting a double-digit increase and its highest revenues level ever, while Wireless stabilized after four quarters of double digit declines, driven by US service providers stronger spending. Our Optics business declined at a double digit rate, driven by muted spending in terrestrial and low point in submarine. Resulting from a high comparison basis, our Wireline business declined at a low double digit rate in the fourth quarter. The Software, Services & Solutions (S3) segment shifted to positive territory, benefitting from Network Applications’ strong performance. Finally, our Enterprise segment posted a mid single-digit decline. From a geographic standpoint, also adjusted for constant currency and compared to the year ago period, North America posted a 10% growth rate. Mixed trends in Asia Pacific resulted in a low double-digit decline, traction in Japan being offset by continued low activity in China. Cautious spending persisted in Europe, which also declined at a low double-digit rate. Rest of world was resilient, driven by continuous traction in Brazil and by Middle East and Africa, which returned back to growth after several quarters of decline.

Adjusted2 operating1 income of Euro 117 million or 2.9% of revenue. Gross margin came in at 30.4% of revenue for the quarter, compared to 34.4% in the year ago quarter and 27.9% in the third quarter 2012. The year-over-year decline in gross margin mainly results from unfavorable product and business mix. The sequential increase in gross margin mainly results from higher volumes and product and customer mix, especially in our S3 segment. Operating expenses decreased 1.7% year-over-year on a reported basis and adjusted for constant currency decreased 3.7% year-over-year, reflecting results of our actions to streamline our cost structure, strongly focusing on SG&A expenses (decreasing 7.8% year-over-year on a reported basis and adjusted for constant currency decreased 10.1%). On a sequential basis, operating expenses were flat as reported and slightly increased 1.5% at constant currency, driven by an increase in R&D (+2.3% quarter-over-quarter when adjusted for constant currency).

Fourth quarter reported net loss (group share) of Euro (1,372) million or Euro (0.60) per share. This includes restructuring charges of Euro (247) million, a post-retirement benefit plan amendment gain of Euro 169 million, a net financial gain of Euro 97 million, an impairment charge of Euro (894) million resulting from the impairment test review of our assets carried out at the end of the fourth quarter 2012, using assumptions consistent with those disclosed in the documentation of our credit facilities. It also includes a decrease of Euro (514) million of recognized deferred tax based on assumptions consistent with those used for the annual goodwill impairment test.

The reported net loss (group share) also includes Purchase Price Adjustments (PPA entries in relation to the Lucent business combination) of Euro (255) million pre-tax or Euro (163) million after tax.

Net (debt)/cash of Euro 126 million, versus Euro (84) million of net cash as of September 30, 2012. The sequential increase in net cash of Euro 210 million primarily reflects a positive operating cash-flow of Euro 702 million, interest paid of Euro (6) million, taxes paid of Euro (8) million, restructuring cash outlays of Euro (85) million, contribution to pensions and OPEB of Euro (62) million and capital expenditures of Euro (186)

million. The positive operating cash-flow of Euro 702 million results from an adjusted operating income of Euro 117 million and from a strong positive contribution from the operating working capital requirements of Euro 259 million. The level of receivables sold without recourse amounted to Euro 1,111 million, compared to Euro 958 million as of September 30, 2012.

Funded status of Pensions and OPEB of Euro (1,308) million at end of December, compared to Euro (1,961) million as of September 30, 2012. Excluding currency impact, this deficit narrowing mainly results from a decrease of our benefit obligations of Euro 172 million, due to updates in actuarial assumptions used for pensions and post-retirement healthcare plans (including discount rates), from an actual return of the plan assets for Euro 492 million, and from a one-time credit of Euro 169 million related to plan amendments (of which Euro 131 million related to the option proposed in the second half of 2012 to deferred vested participants of U.S. pension plans to elect a lump sum payment rather than a pension payment). These effects were partially offset by Euro (253) million of interest cost. The net effect of currency change was negligible on the funded status this quarter.

Alcatel-Lucent reminds that according to the regulatory perspective – which determines the funding requirements- and to preliminary assessment of the company’ US plans, no extra funding contribution will be required through at least 2016.

On January 30, 2013 we closed our Senior Secured Credit Facilities transaction. Following very strong demand from investors during the syndication process managed by Credit Suisse AG and Goldman Sachs Bank USA, we upsized the credit facilities to around Euro 2 billion from Euro 1.6 billion with an average decrease in pricing across the three facilities of approximately 90 basis points and a decrease in original issue discount of 150 basis points across the facilities. The financial covenant has been removed and call protection on the term loan tranches has been reduced.

The proceeds will be used for the refinancing of certain existing indebtedness and for working capital and general corporate purposes.

In connection with the transaction, existing unsecured revolving credit facility has been terminated.

The Board has recommended not to pay a dividend for fiscal year 2012.

REPORTED RESULTS

In the fourth quarter, the reported net loss (group share) was Euro (1,372) million or Euro (0.60) per diluted share (USD (0.80) per ADS) including the negative after tax impact from Purchase Price Allocation entries of Euro (163) million.

Reported Profit & Loss	Fourth	Fourth	% change	Third	% change	Full	Full	% change
Statement	quarter	quarter	y-o-y	quarter	q-o-q	Year	Year	y-o-y
(In Euro million except for EPS)	2012	2011	(% or pt)	2012	(% or pt)	2012	2011	(% or pt)
Revenues	4,096	4,150	-1.3%	3,599	13.8%	14,446	15,327	-5.7%
Gross profit	1,247	1,428	-12.7%	1,004	24.2%	4,347	5,360	-18.9%
in % of revenues	30.4%	34.4%	-4.0 pt	27.9%	2.5 pt	30.1%	35.0%	-4.9 pt
Operating income / (loss)(1)	66	210	Nm	(181)	Nm	(490)	251	Nm
in % of revenues	1.6%	5.1%	-3.5 pt	-5.0%	6.6 pt	-3.4%	1.6%	-5.0 pt
Net income (loss) (Group share)	(1,372)	868	Nm	(146)	Nm	(1,374)	1,095	Nm
EPS diluted (in Euro)	(0.60)	0.29	Nm	(0.06)	Nm	(0.61)	0.42	Nm
E/ADS* diluted (in USD)	(0.80)	0.38	Nm	(0.08)	Nm	(0.80)	0.55	Nm
Number of diluted shares (million)	2,268.4	3,089.6	-26.6%	2,268.4	0.0%	2,268.1	2,865.9	-20.9%

*E/ADS calculated using the US Federal Reserve Bank of New York noon Euro/dollar buying rate of USD 1.3186 as of December 31, 2012; 1.2973 as of December 30, 2011 and USD 1.2856 as of September 30, 2012.

ADJUSTED RESULTS

In addition to the reported results, Alcatel-Lucent is providing adjusted results in order to provide meaningful comparable information, which exclude the main non-cash impacts from Purchase Price Allocation (PPA) entries in relation to the Lucent business combination. The fourth quarter 2012 adjusted2 net loss (group share) was Euro (1,209) million or Euro (0.53) per diluted share (USD (0.70) per ADS), which includes restructuring charges of Euro (247) million, an impairment of assets charge of Euro (690) million, a post-retirement benefit plan amendment gain of Euro 169 million, a net financial gain of Euro 97 million, an adjusted tax charge of Euro (733) million mainly related to the decrease of recognized deferred tax assets, and non-controlling interest charge of Euro (60) million.

Adjusted Profit & Loss	Fourth	Fourth	% change	Third	% change	Full	Full	% change
Statement	quarter	quarter	y-o-y	quarter	q-o-q	Year	Year	y-o-y
(In Euro million except for EPS)	2012	2011	(% or pt)	2012	(% or pt)	2012	2011	(% or pt)
Revenues	4,096	4,150	-1.3%	3,599	13.8%	14,446	15,327	-5.7%
Gross profit	1,247	1,428	-12.7%	1,004	24.2%	4,347	5,360	-18.9%
in % of revenues	30.4%	34.4%	-4.0 pt	27.9%	2.5 pt	30.1%	35.0%	-4.9 pt
Operating income / (loss)(1)	117	279	Nm	(125)	Nm	(260)	519	Nm
in % of revenues	2.9%	6.7%	-3.8 pt	-3.5%	6.4 pt	-1.8%	3.4%	-5.2 pt
Net income (loss) (Group share)	(1,209)	910	Nm	(112)	Nm	(1,102)	1,259	Nm
EPS diluted (in Euro)	(0.53)	0.30	Nm	(0.05)	Nm	(0.49)	0.48	Nm
E/ADS* diluted (in USD)	(0.70)	0.39	Nm	(0.06)	Nm	(0.64)	0.62	Nm
Number of diluted shares (million)	2,268.4	3,089.6	-26.6%	2,268.4	0.0%	2,268.1	2,865.9	-20.9%

*E/ADS calculated using the US Federal Reserve Bank of New York noon Euro/dollar buying rate of USD 1.3186 as of December 31, 2012; 1.2973 as of December 30, 2011 and USD 1.2856 as of September 30, 2012.

Key figures

Geographic breakdown	Fourth	Fourth	% change	Third	% change	Full	Full	% change
of revenues	quarter	quarter	y-o-y	quarter	q-o-q	Year	Year	y-o-y
(In Euro million)	2012	2011	(% or pt)	2012	(% or pt)	2012	2011	(% or pt)
North America	1,602	1,409	13.7%	1,459	9.8%	5,800	5,887	-1.5%
Asia Pacific	714	775	-7.9%	680	5.0%	2,510	2,642	-5.0%
Europe	1,110	1,276	-13.0%	893	24.3%	3,804	4,550	-16.4%
RoW	670	690	-2.9%	567	18.2%	2,332	2,248	3.7%
Total group revenues	4,096	4,150	-1.3%	3,599	13.8%	14,446	15,327	-5.7%

Group breakdown	Fourth	Fourth	% change	Third	% change	Full	Full	% change
of revenues	quarter	quarter	y-o-y	quarter	q-o-q	Year	Year	y-o-y
(In Euro million)	2012	2011	(% or pt)	2012	(% or pt)	2012	2011	(% or pt)
Networks	2,421	2,476	-2.2%	2,187	10.7%	8,819	9,654	-8.6%
- o/w IP	574	454	26.4%	490	17.1%	1,968	1,585	24.2%
- o/w Optics	565	724	-22.0%	480	17.7%	2,076	2,605	-20.3%
- o/w Wireless	913	893	2.2%	837	9.1%	3,415	4,122	-17.2%
- o/w Wireline	388	419	-7.4%	389	-0.3%	1,409	1,393	1.1%
- o/w eliminations	(19)	(14)	Nm	(9)	Nm	(49)	(51)	Nm
Software, Services & Solutions	1,387	1,315	5.5%	1,155	20.1%	4,564	4,461	2.3%
- o/w Services	1,147	1,158	-0.9%	1,058	8.4%	4,034	3,963	1.8%
- o/w Network Applications	240	157	52.9%	97	ca.2,5x	530	498	6.4%
Enterprise	207	215	-3.7%	188	10.1%	764	822	-7.1%
Other & eliminations	81	144	Nm	69	Nm	299	390	Nm
Total group revenues	4,096	4,150	-1.3%	3,599	13.8%	14,446	15,327	-5.7%

Breakdown of group	Fourth	Fourth	% change	Third	% change	Full	Full	% change
operating income (1) (loss)	quarter	quarter	y-o-y	quarter	q-o-q	Year	Year	y-o-y
(in Euro million)	2012	2011	(% or pt)	2012	(% or pt)	2012	2011	(% or pt)
Networks	(103)	82	Nm	(149)	Nm	(452)	263	Nm
In % of revenues	-4.3%	3.3%	-7.6 pt	-6.8%	2.5 pt	-5.1%	2.7%	-7.8 pt
Software, Services & Solutions	235	170	38.2%	55	ca.4x	297	227	30.8%
In % of revenues	16.9%	12.9%	4.0 pt	4.8%	12.1 pt	6.5%	5.1%	1.4 pt
Enterprise	8	11	Nm	(7)	Nm	(12)	25	Nm
In % of revenues	3.9%	5.1%	-1.2 pt	-3.7%	7.6 pt	-1.6%	3.0%	-4.6 pt
Other & eliminations	(23)	16	Nm	(24)	Nm	(93)	4	Nm
Total group op. income (loss)	117	279	Nm	(125)	Nm	(260)	519	Nm
In % of revenues	2.9%	6.7%	-3.8 pt	-3.5%	6.4 pt	-1.8%	3.4%	-5.2 pt

Cash Flow highlights	Fourth quarter	Third quarter	Fourth quarter	Full Year	Full Year
(In Euro million )	2012	2012	2011	2012	2011
Net (debt)/cash at beginning of period	(84)	236	(620)	(31)	362
Adjusted operating income / (loss)	117	(125)	279	(260)	519
Depreciation & Amort and adjusted OP non cash (1)	245	239	129	903	738
Op. Cash Flow before change in WCR*	362	114	408	643	1,257
Change in operating WCR	259	14	289	346	(200)
Change in other working capital (2)	81	(121)	108	(296)	(135)
Operating Cash Flow (3)	702	7	805	693	922
Interest	(6)	(88)	(12)	(203)	(253)
Taxes	(8)	(12)	2	(57)	(55)
Cash contribution to pension & OPEB	(62)	(31)	(44)	(190)	(185)
Restructuring cash outlays	(85)	(93)	(83)	(340)	(344)
Cash flow from operating activities	541	(217)	668	(97)	85
Capital expenditures (incl. R&D cap.)	(186)	(143)	(163)	(582)	(558)
Free Cash Flow	355	(360)	505	(679)	(473)
Discontinued, Cash from financing & Forex	(145)	40	84	836	80
Change in net(debt)/cash position	210	(320)	589	157	(393)
Net (debt)/cash at end of period	126	(84)	(31)	126	(31)

* Before changes in working capital, interest/tax paid, restructuring cash outlay and pension & OPEB cash outlay

1) non cash items included in adjusted OP.

2) Changes in other working capital and cash impacts of P&L items below adjusted OP.

Statement of position - Assets	December 31,	September 30,	December 31,
(In Euro million)	2012	2012	2011
Total non-current assets	10,709	12,830	12,974
of which Goodwill & intangible assets, net	4,995	5,951	6,163
of which Prepaid pension costs	2,797	3,261	2,765
of which Other non-current assets	2,917	3,618	4,046
Total current assets	10,656	10,741	11,229
of which OWC assets	4,855	5,189	5,448
of which other current assets	872	847	1,308
of which marketable securities, cash & cash equivalents	4,929	4,705	4,473
Total assets	21,365	23,571	24,203

Statement of position - Liabilities and equity	December 31,	September 30,	December 31,
(In Euro million)	2012	2012	2011
Total equity	2,691	4,175	4,601
of which attributable to the equity owners of the parent	1,946	3,349	3,854
of which non controlling interests	745	826	747
Total non-current liabilities	10,350	11,352	11,224
of which pensions and other post-retirement benefits	5,330	6,187	5,706
of which long term debt	3,954	3,964	4,290
of which other non-current liabilities	1,066	1,201	1,228
Total current liabilities	8,324	8,044	8,378
of which provisions	1,649	1,466	1,579
of which short term debt	857	814	329
of which OWC liabilities	4,447	4,451	4,482
of which other current liabilities	1,371	1,313	1,988
Total liabilities and shareholder’s equity	21,365	23,571	24,203

BUSINESS COMMENTARY

NETWORKS

For the fourth quarter 2012, revenues for the Networks segment were Euro 2,421 million, a decrease of 2.2% compared to Euro 2,476 million in the year-ago quarter and a 10.7% increase compared to Euro 2,187 million in the third quarter 2012. At constant currency exchange rates, Networks revenues decreased 5.0% year-over-year and increased 13.2% sequentially. The segment posted an adjusted2 operating1 loss of Euro (103) million or an operating margin of -4.3%, compared to an adjusted2 operating1 income of Euro 82 million or a margin of 3.3% in the year ago period.

Key highlights:

•

Revenues for the IP division reached their highest level ever at Euro 574 million, increasing 26.4% from the year ago quarter. Growth was driven by continuous progression in the Americas and by our breakthroughs in Japan and China, which drove the Asia-Pacific region to witness a record quarter in IP revenues, above Euro 100 million. Looking at full year 2012, the IP division sales increased 24.2%, marking a year of growth acceleration compared to 2011. Meeting the growing demand for all-IP network transformation and mobile backhaul, our IP routers have now been selected by more than 500 customers worldwide. Indonesia’s Indosat or Airtel Africa for their mobile backhaul are two examples of the most recent wins. Strengthening our mobile backhaul offering, we also announced the expansion of our portfolio to offer service providers a cost-effective approach to deliver backhaul services across a variety of wireless cell types, now including small cells. The strong traction of the 7950 XRS core router has already translated into 6 wins, including Telefonica to upgrade their IP networks initially in Argentina and the Czech Republic, and into more than 20 trials.

•

Revenues for the Optics division were Euro 565 million, a decrease of 22.0% from the year-ago quarter. Against the secular decline of legacy optics, persisting throughout the year at around -30%, our WDM portfolio has slowed down its pace of decline, from -14% in first half 2012 to almost flat in second half 2012, and now representing more than half of our terrestrial optics revenues. The traction of our next generation solution is highlighted by its WDM flagship product, the 1830 Photonic Service Switch (PSS): in 2012, it represented 24% of terrestrial optics revenues, close to double compared to the previous year. The relative share of 100G shipments has also witnessed a strong increase, from 5% in 2011 to 12% in 2012 and we are ranked #1 in 100G ports shipped to date, with 29% market share (source: Dell’Oro) and 85 customers in 45 countries. Going forward, 1830 platform and 100G will be the key drivers for the recovery of terrestrial optics. In our submarine business, our order book grew this quarter, and we recently announced 5 wins, from upgrades, such as the trans-Pacific system between Japan and California, to turnkey deployments, like 100G Pacific Caribbean Cable System (PCCS), which will link Florida to Ecuador and a number of other countries.

•

Revenues for the Wireless division stabilized to Euro 913 million, an increase of 2.2% from the year-ago quarter, after four straight quarters of double-digit declines. Looking at the full year 2012, the transition from 2G/3G to 4G in North America and an overall continued cautiousness in the rest of the world has led to a 35% decline of our legacy technologies, partially offset by a healthy LTE growth. In the fourth quarter, our 4G LTE business, driven by stronger spending by US service providers, marked its highest quarter of revenues ever and the quality of our solution is again demonstrated through our selection by Oi in Brazil, by Rio Tinto in Western Australia, and by several African operators such as Smile in Tanzania and Uganda. Service providers see an increasing need to use small cells to boost coverage and capacity. Our lightRadio Metro Cells are currently in trials with major service providers, and was used by Telstra to provide additional coverage during Australia’s Melbourne Cup. We also announced that Taiwan-based Askey Computer Corporation will license our residential small cell software to enable development of products to enhance the quality and speed of 3G services within homes.

•

Revenues in 2012 marked the first full year of growth of our Wireline business since the merger of Alcatel and Lucent, driven by fiber roll-outs for nationwide broadband initiatives. In the fourth quarter, resulting from a higher comparison base, wireline sales declined 7.4% from their year-ago level to Euro 388 million. The IPDSLAM business was slightly declining, offset by the fiber business slightly growing, driven by the Americas. We shipped close to 1 million GPON ports and on the backdrop of the copper networks revitalization, our Vectoring solution continued its success in the market, with nine commercial contracts to-date and more than 40 trials around the world. Simultaneous traction in both fiber and copper technologies is reflected in the diversity of our recently announced wins: while Turk Telekom deployed our VDSL2 solution for HD-TV services, Bristol Tennessee Essential Services (BTES) in the US rolled our 1 Gigabit broadband services using our GPON technology and Tunisiana selected both our GPON and VDSL2 products.

•

Sales of our High Leverage Networks (HLN) products increased 7% from the year-ago quarter, reaching Euro 1,281 million in the fourth quarter 2012. At constant currency rates, HLN sales increased 5% compared to the year ago quarter. This accounts for 53% of Networks sales, compared to 48% a year-ago. Full year next-generation Networks products revenues increased 16% in 2012 compared to the prior year.

•	The decline in adjusted operating margin from the year-ago quarter was largely due to product and geographic mix, especially in wireless.

S3 (SOFTWARE, SERVICES AND SOLUTIONS)

For the fourth quarter 2012, revenues for the S3 segment were Euro 1,387 million, an increase of 5.5% compared to Euro 1,315 million in the year-ago quarter and an increase of 20.1% compared to Euro 1,155 million in the third quarter 2012. At constant currency exchange rates, S3 revenues increased 3.0% year-over-year and increased 22.5% sequentially. The segment posted an adjusted2 operating1 income of Euro 235 million or 16.9% of revenues, compared to an adjusted2 operating1 income of Euro 170 million or a margin of 12.9% in the year ago quarter.

Key highlights:

•

Revenues in our Services business were Euro 1,147 million, a 0.9% decrease compared to the year-ago quarter. Reflecting our initiative to review and restructure our Managed Services business, sales have slowed down from double-digit growth in the first half of 2012 to a low single-digit decline in the fourth quarter. As of the end of 2012, we have addressed half of the margin dilutive contracts while continuing to look for new opportunities which carry higher value-added content. As an example, we were recently selected by Reliance Communications in India, for an end-to-end network managed services contract that extends our existing relationship with the service provider for over USD 1 billion over 8 years and includes advanced real-time optimization tools to improve network performance across their wireless, wireline, long-distance, fiber and utilities functions, and the streamlining of their operations. Our Professional Services business continued previous quarter trends, growing at a double-digit rate, driven by an increase in strategic industry projects, particularly in the EMEA and APAC regions. Our maintenance revenues were resilient in the fourth quarter, led by strength in the Americas, slightly offset by other regions. Network Build & Implementation (NBI) returned to growth, mainly driven by 4G wireless rollouts in North America.

•

Network Applications revenues increased 52.9% from their year-ago level, to Euro 240 million in the fourth quarter, leading to an overall full year growth of 6.4%. Most notably in the fourth quarter, two segments showed strong growth compared to the year-ago quarter, driven by the completion of projects in the Americas that were launched earlier in the year: both Subscriber Data Management and IMS Voice over LTE system benefitted from the migration to LTE in North America. This highlights the significant market opportunities in those activities going forward. Traction for our Customer Experience Solutions business (CxS) (formerly Motive) continued as revenues grew at a high single digit rate in 2012. In the fourth quarter, we were selected by BT to upgrade its suite of Motive Customer Experience Solutions with the latest software and will deploy the new Motive Data Collection Manager (DCM), which is used to track the performance of communication devices in peoples’ homes. Elsewhere across our Network Applications portfolio, Indonesia’s Telkomsel selected our Proactive Services to identify and optimize network performance to improve service quality, monitor network performance and ensure network reliability. We also announced that our Cloudband™ carrier cloud management solution now supports an expanded array of open source cloud computing software as well as networking equipment from leading technology vendors.

•

Our “Strategic Industries” Services business (including transportation, energy, and the public sector) had strong growth in the quarter, driven by APAC and EMEA regions, both increasing in the double digit range compared to the year-ago quarter. During the fourth quarter, we introduced new network technology that will allow utility companies to make power distribution across an entire smart-grid – from power generation through to customer delivery, utilizing our Internet routing technology.

•

The adjusted operating margin of our S3 business substantially improved compared to the year ago quarter. This was driven by a decrease in our fixed costs, significant improvements in our Managed Services activity and product mix in our Network Applications businesses.

ENTERPRISE

For the fourth quarter of 2012, revenues in our Enterprise business were Euro 207 million, a decrease of 3.7% compared to Euro 215 million in the year-ago quarter and an increase of 10.1% compared to Euro 188 million in the third quarter 2012. At constant currency exchange rates, our Enterprise business declined 4.7% compared to the year-ago quarter and increased 10.6% sequentially. The segment posted an adjusted2 operating1 income of Euro 8 million or 3.9% of revenues, compared to an adjusted2 operating1 income of Euro 11 million or a margin of 5.1% in the year ago quarter.

Key highlights:

•

Revenues from our Enterprise business decreased 3.7% in the fourth quarter with a stabilization in orders. From a regional perspective, we saw declines in Europe that were partially compensated by growth in Asia Pacific. In the fourth quarter, we continued our success in the sector of education, with new wins in emerging countries, and in the datacenter sector. We continue to see a global ramp-up of our innovations with OpenTouch, now with more than 200 clients using our platform and an accelerating portion of multimedia users. In the quarter, CandIT Media, a digital media solutions company in Belgium, selected our application fluent approach, using our OmniSwitch 6900 to create a “content aware” digital network to support large traffic peaks specific to media flows.

•

The year-over-year slight decline in the adjusted operating margin of the Enterprise business was driven by lower volumes and product mix despite a moderate decrease in operating expenses in the fourth quarter.

Alcatel-Lucent will host a press and analyst conference at its headquarters at 1 p.m. CET which can be followed through audio webcast at http://www.alcatel-lucent.com/4q2012

Notes

The Board of Directors of Alcatel-Lucent met on February 6, 2013, examined the Group’s consolidated financial statements at December 31, 2012, and authorized their issuance.

All reported figures are currently being audited. All adjusted figures are unaudited. Consolidated Financial Statements available on our website http://www.alcatel-lucent.com/4q2012

1-

Operating income (loss) is the Income (loss) from operating activities before restructuring costs, litigations, impairment of assets, gain (loss) on disposal of consolidated entities and post-retirement benefit plan amendments.

2-	“Adjusted” refers to the fact that it excludes the main impacts from Lucent’s purchase price allocation.

3-

“Operating cash-flow” is defined as cash-flow after changes in working capital and before interest/tax paid, restructuring cash outlay and pension & OPEB cash outlay. 2011 figures have been re-presented following the change of presentation disclosed in Note 4 of the consolidated financial statements.

2013 Upcoming events

April 26, 2013: First quarter 2013 results

ABOUT ALCATEL-LUCENT (EURONEXT PARIS AND NYSE: ALU)

The long-trusted partner of service providers, enterprises and governments around the world, Alcatel-Lucent is a leading innovator in the field of networking and communications technology, products and services. The company is home to Bell Labs, one of the world’s foremost research centers, responsible for breakthroughs that have shaped the networking and communications industry.

Alcatel-Lucent innovations are regularly recognized by international institutions for their positive impact on society. In 2012 and for the second year running, Alcatel-Lucent was named one of the Thomson Reuters Top 100 Global Innovators, recognition for the company’s continued addition to its world-class patent portfolio, one of the largest in the telecom industry. Alcatel-Lucent has also been recognized for its sustainability performance. In 2012 the company was ranked Technology Supersector Leader by the Dow Jones Sustainability Index. Through its innovations, Alcatel-Lucent is making communications more sustainable, more affordable and more accessible as we pursue our mission of Realizing the Potential of a Connected World.

With operations throughout the world, Alcatel-Lucent is a local partner with global reach. The Company achieved revenues of Euro 14.4 billion in 2012 and is incorporated in France and headquartered in Paris.

For more information, visit Alcatel-Lucent on: http://www.alcatel-lucent.com, read the latest posts on the Alcatel-Lucent blog http://www.alcatel-lucent.com/blog and follow the Company on Twitter: http://twitter.com/Alcatel_Lucent.

ALCATEL-LUCENT PRESS CONTACTS

SIMON POULTER	simon.poulter@alcatel-lucent.com	T : +33 (0)1 40 76 50 84
VALERIE LA GAMBA	valerie.la_gamba@alcatel-lucent.com	T : + 33 (0)1 40 76 49 91

ALCATEL-LUCENT INVESTOR RELATIONS

FRANK MACCARY	frank.maccary@alcatel-lucent.com	T : + 33 (0)1 40 76 12 11
TOM BEVILACQUA	thomas.bevilacqua@alcatel-lucent.com	T : + 1 908-582-7998
CORALIE SPAETER	coralie.spaeter@alcatel-lucent.com	T : +33 (0)1 40 76 49 08

SAFE HARBOR FOR FORWARD LOOKING STATEMENTS

Except for historical information, all other information in this presentation consists of forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, as amended. These forward looking statements include statements regarding the future financial and operating results of Alcatel-Lucent, such as for example “2015 target: 6% -9% adjusted operating profit margin”, “2015 : ~+1.5% CAGR (compound annual growth rate)”, “2015: 35% - 37% of gross margin” and “2015: significant decrease in SG&A - 25.5% - 29% decrease as % of sales”. Words such as “will,” “expects,” “looks to,” “anticipates,” “targets,” “projects,” “intends,” “guidance”, “maintain”, “plans,” “believes,” “estimates,” “aim,” “goal,” “outlook,” “momentum,” “continue,” “reach,” “confident in,” “objective,” variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical facts. These forward-looking statements are not guaranties of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess, including broad trends not within our control such as the economic climate in the world, and in particular in those geographical areas where we are most active. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements, in particular with regard to product demand being as expected, of which a continued significant growth in some of our activities such as IP, our ability to obtain the price we estimated by a given date for those activities we want to divest, or to achieve all the goals of our Performance Program, including headcount reduction, site rationalization, and to exit unprofitable contracts and market at a reasonable cost. These risks and uncertainties are also based upon a number of factors including, among others, our ability to realize the full value of our existing and future intellectual property portfolio in a complex technological environment (including defending ourselves in infringement suits and licensing on a profitable basis our patent portfolio), our ability to operate effectively in a highly competitive industry and to correctly identify and invest in the technologies that become commercially accepted, demand for our legacy products and the technologies we pioneer, the timing and volume of network roll-outs and/or product introductions, difficulties and/or delays in our ability to execute on our other strategic plans, our ability to efficiently co-source or outsource certain business processes and more generally control our costs and expenses, the risks inherent in long-term sales agreements, exposure to the credit risk of customers or foreign exchange fluctuations, reliance on a limited number of suppliers for the components we need, the social, political risks we may encounter in any region of our global operations, the costs and risks associated with pension and postretirement benefit obligations and our ability to avoid unexpected contributions to such plans, changes to existing regulations or technical standards, existing and future litigation, compliance with environmental, health and safety laws, and the impact of each of these factors on our results of operations and cash. For a more complete list and description of such risks and uncertainties, refer to Alcatel-Lucent’s Annual Report on Form 20-F for the year ended December 31, 2011, as well as other filings by Alcatel-Lucent with the US Securities and Exchange Commission. Except as required under the US federal securities laws and the rules and regulations of the US Securities and Exchange Commission, Alcatel-Lucent disclaims any intention or obligation to update any forward-looking statements after the distribution of this presentation, whether as a result of new information, future events, developments, changes in assumptions or otherwise.

ADJUSTED PROFORMA RESULTS

In Euro million except for EPS	Q1-2012			Q2-2012			Q3-2012			Q4-2012			2012
(unaudited)	Reported	PPA	Adjusted	Reported	PPA	Adjusted	Reported	PPA	Adjusted	Reported	PPA	Adjusted	Reported	PPA	Adjusted
Revenues	3,206		3,206	3,545		3,545	3,599		3,599	4,096		4,096	14,446		14,446
Cost of sales (a)	(2,235)		(2,235)	(2,420)		(2,420)	(2,595)		(2,595)	(2,849)		(2,849)	(10,099)		(10,099)
Gross Profit	971	0	971	1,125	0	1,125	1,004	0	1,004	1,247	0	1,247	4,347	0	4,347
Administrative and selling expenses (b)	(634)	29	(605)	(610)	30	(580)	(574)	31	(543)	(575)	28	(547)	(2,393)	118	(2,275)
Research and Development costs (c)	(626)	39	(587)	(601)	25	(576)	(611)	25	(586)	(606)	23	(583)	(2,444)	112	(2,332)
Operating income (loss) (1)	(289)	68	(221)	(86)	55	(31)	(181)	56	(125)	66	51	117	(490)	230	(260)

Restructuring costs	(75)		(75)	(107)	0	(107)	(61)		(61)	(247)		(247)	(490)		(490)
Impairment of assets	0		0	0	0	0	0		0	(894)	204	(690)	(894)	204	(690)
Post-retirement benefit plan amendment	0		0	30	0	30	5		5	169		169	204		204
Litigations	1		1	0	0	0	1		1	0			2		2
Gain/(los) on disposal of consolidated entities	0		0	0	0	0	0		0	11		11	11		11
Income (loss) from operating activities	(363)	68	(295)	(163)	55	(108)	(236)	56	(180)	(895)	255	(640)	(1,657)	434	(1,223)

Financial result (net)	42	0	42	(142)	0	(142)	71	0	71	97	0	97	68	0	68
Share in net income (losses) of equity affiliates	0		0	1	0	1	(1)		(1)	2		2	2		2
Income tax benefit (expense) (d)	58	(26)	32	55	(22)	33	(2)	(22)	(24)	(641)	(92)	(733)	(530)	(162)	(692)
Income (loss) from continuing operations	(263)	42	(221)	(249)	33	(216)	(168)	34	(134)	(1,437)	163	(1,274)	(2,117)	272	(1,845)
Income (loss) from discontinued activities	659		659	(10)	0	(10)	12		12	5		5	666		666
Net Income (loss)	396	42	438	(259)	33	(226)	(156)	34	(122)	(1,432)	163	(1,269)	(1,451)	272	(1,179)

of which : Equity owners of the parent	398	42	440	(254)	33	(221)	(146)	34	(112)	(1,372)	163	(1,209)	(1,374)	272	(1,102)
Non-controlling interests	(2)		(2)	(5)	0	(5)	(10)		(10)	(60)	0	(60)	(77)		(77)

Earnings per share : basic	0.18		0.19	(0.11)		(0.10)	(0.06)		(0.05)	(0.60)		(0.53)	(0.61)		(0.49)
Earnings per share : diluted	0.14		0.16	(0.11)		(0.10)	(0.06)		(0.05)	(0.60)		(0.53)	(0.61)		(0.49)

(1)

Income (loss) from operating activities before restructuring costs, impairment of assets, gain / (loss) on disposal of consolidated entities, litigations and post-retirement benefit plan amendment Corresponds to the measure of operating income (loss) of the segments (refer to note 5 of the consolidated financial statements at December 31, 2012).

PPA : Purchase Price Allocation entries related to Lucent business combination

Nature of PPA - non cash amortization charges included in Reported Accounts but excluded from Adjusted Accounts (cf. Note 5 to our Consolidated Financial Statements as of December 31, 2012)

These impacts are non recurring due to the different amortization periods depending of the nature of the adjustments, as indicated herefater.

(a)	Depreciation of the reevaluation to fair value of productive tangible assets

(b)	Amortization of intangibles assets - long term customer relationship (5-8 years)

(c)	Amortization of intangibles assets : Acquired technologies (5-10 years) and In Process R&D (5-7 years)

(d)	Normative tax impact at 39% on above PPA adjustments excluding goodwill impairment

RESTATEMENT OF 2011 BREAKDOWN BY OPERATING SEGMENTS

In Euro Million
Revenues	FY’12	Q4’12	Q3’12	Q2’12	Q1 ‘12	FY’ 11	Q4’ 11	Q3’ 11	Q2 ‘11	Q1 ‘11
Networks	8,819	2,421	2,187	2,230	1,981	9,654	2,476	2,285	2,475	2,418
IP	1,968	574	490	473	431	1,585	454	376	406	349
Optics	2,076	565	480	542	489	2,605	724	582	645	654
Wireless	3,415	913	837	877	788	4,122	893	1,032	1,079	1,118
Wireline	1,409	388	389	350	282	1,393	419	308	357	309
Other & eliminations	(49)	(19)	(9)	(12)	(9)	(51)	(14)	(13)	(12)	(12)
Software, Services & Solutions	4,564	1,387	1,155	1,053	969	4,461	1,315	1,100	1,071	975
Services	4,034	1,147	1,058	959	870	3,963	1,158	996	940	869
Network Applications	530	240	97	94	99	498	157	104	131	106
Enterprise	764	207	188	191	178	822	215	218	194	195
Other & Eliminations	299	81	69	71	78	390	144	101	77	68
Total	14,446	4,096	3,599	3,545	3,206	15,327	4,150	3,704	3,817	3,656

Adj. operating income (loss)	FY’12	Q4’12	Q3’12	Q2’12	Q1 ‘12	FY’ 11	Q4’ 11	Q3’ 11	Q2 ‘11	Q1 ‘11
Networks	(452)	(103)	(149)	(57)	(143)	263	82	70	48	63
in % of revenues	-5.1%	-4.3%	-6.8%	-2.6%	-7.2%	2.7%	3.3%	3.1%	1.9%	2.6%
Software, Services & Solutions	297	235	55	53	(46)	227	170	55	52	(50)
in % of revenues	6.5%	16.9%	4.8%	5.0%	-4.7%	5.1%	12.9%	5.0%	4.9%	-5.1%
Enterprise	(12)	8	(7)	3	(16)	25	11	7	3	4
in % of revenues	-1.6%	3.9%	-3.7%	1.6%	-9.0%	3.0%	5.1%	3.2%	1.5%	2.1%
Other & Eliminations	(93)	(23)	(24)	(30)	(16)	4	16	17	(16)	(13)
Total	(260)	117	(125)	(31)	(221)	519	279	149	87	4
in % of revenues	-1.8%	2.9%	-3.5%	-0.9%	-6.9%	3.4%	6.7%	4.0%	2.3%	0.1%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 7, 2013	Alcatel Lucent

	By:	/s/ Paul Tufano
	Name:	Paul Tufano
	Title:	Chief Operating Officer and Chief Financial Officer